

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2020

Edward J. Sweeney
Interim Chief Financial Officer
Standard Diversified Inc.
767 5th Avenue, 12th Floor
New York, NY 10153

   Re: Standard Diversified Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2018
     Filed March 11, 2019
     File No. 001-36696

Dear Mr. Sweeney:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing